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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOV 2 - 2004

1088

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Entertainment Royalty Corporation Inc.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

410 Park Avenue, Suite 1530, New York NY, 10022, (212) 826-1010
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Glenn P. Hannemann 24 Brena, Irvine California 714-544-1912
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5045	20-1643198
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities, which may be sold in any 12-month period, is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form, which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process, which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I— NOTIFICATION

The information requested shall be provided in the order, which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors;

(1) Stephen F. McKernan: Director
Business: 410 Park Avenue, Suite 1530, New York NY, 10022
Residence: 13284 Bathurst Street, King City Ontario Canada L7B 1K5

(2) Bernard Fabish: Director
Business: 410 Park Avenue, Suite 1530, New York NY, 10022
Residence: 1095 Thimbleberry Circle, Oshawa Ontario Canada L1K2H1

(b) the issuer's officers;

(1)Stephen F. McKernan President and Chief ExecutiveOfficer

(2) Bernard Fabish: Chief Financial Officer

(c) the issuer's general partners;

None.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(1) Le Fete Inc.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(1) Stephen McKernan

(f) promoters of the issuer;

(1) Stephen F. McKernan
Business: Business: 410 Park Avenue, Suite 1530, New York NY, 10022

Residence:13284 Bathurst Street, King City Ontario Canada L7B 1K5

(g) affiliates of the issuer;

Not applicable.

(h) counsel to the issuer with respect to the proposed offering;

Law Offices of Glen P. Hannemann

(i) each underwriter with respect to the proposed offering;

No such underwriters have been procured at this time.

(j) the underwriter's directors;

Not applicable as we do not have an underwriter at this time

(k) the underwriter's officers;

Not applicable as we do not have an underwriter at this time

(l) the underwriter's general partners; and

Not applicable as we do not have an underwriter at this time

(m) counsel to the underwriter.

Not applicable as we do not have an underwriter at this time

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No, they are not.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not applicable, the issuer has no affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Canada and United States, including New York, California, Florida, Ohio, Ontario, British Columbia, Mass, New Jersey, Connecticut

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

None

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer;

a. Entertainment Royalty Corporation Inc. (the "Issuer") Issued common stock in order to completely purchase it's subsidiary Entertainment Royalty Corporation TCI.

b. Issuers affiliated with the Issues:
i. No stock was issued in the last twelve-month period to affiliates.

(2) the title and amount of securities issued;

a. Common Stock

b. Not Applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

a. All of these shares were issued in consideration of services rendered on behalf of the Issuer at a deemed value per share as determined by the issuer's board of directors. were deemed to have a value of 1/10 of one cent, ($0.001 USD) per share and were based on a one to one share exchange.
b. 684,000 Common shares were issued in consideration for cash and services. The aggregate cash price for said shares was thirty cents ($0.30 USD). Said shares are being registered within this statement see below.

(4) the names and identities of the persons to whom the securities were issued. for the Issuer:

Not Applicable.

(1) Directors and officers of the issuer.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All shares were issued pursuant to Regulation D under the Securities Act in private transactions not involving any public offering. All such sales were reported to the Commission on Forms D.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer, nor any of its affiliates, is currently contemplating offering any securities other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No such arrangements are known.

(2) To stabilize the market for any of the securities to be offered;

No such arrangements are known.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No such arrangements are known.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

The issuer knows of no such underwriter.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Other than the issuer's directors, officers, counsel, and accountants, no experts participated in the preparation or certification of the offering statement or any part thereof. None of those who did participate were employed for that purpose on a contingent basis.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers - the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses - the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

COVER PAGE

Entertainment Royalty Corporation INC

Type of securities offered: Common voting Stock, $0.001 Par Value (the "Common Stock" or the "Shares").

Maximum number of securities offered: 8,325,000

Minimum number of securities offered: No minimum

Price per security: $0.60

Total proceeds:
If maximum sold: $4,995,000
If minimum sold: $0 (See Questions 9 and 10) –

Is a commissioned selling agent selling the securities in this offering? Yes, but not identified at this time.

If yes, what percent is commission of price to public?

Eight and one half percent (8.5%) and One and one half percent (1.5%) for expenses

Is there other compensation to selling agent(s)? [ ] Yes [*] No

Is there a finder's fee or similar payment to any person? [ ] Yes [*] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [*] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [*] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [*] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company: (Check at least one, as appropriate)
[*] Has never conducted operations.
[*] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify): ______________________________

This Offering (the "Offering") is being made on a "best efforts basis," and there is no minimum number of Shares that must be sold in the Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions shall be irrevocable

The Offering will begin on the effective date of this Offering Circular, and continue until the Company has sold all of the Shares offered hereby, or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This Offering is not contingent upon any minimum number of Shares being sold, and it is on a first-come, first-served basis. If subscriptions exceed **8,325,000 Shares,** all excess subscriptions shall be promptly returned to the subscribers thereof (without interest), and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN OFFER NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE COMPANY INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED, AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

This offering has been or will be upon effectiveness registered for offer and sale in the following states. Blue sky to be registered in conjunction with the amendments to this filing.

In New York, Florida, California, Massachusetts, and Texas.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 100 pages.

THE COMPANY

1. Exact corporate name: Entertainment Royalty Corporation Inc.

State and date of incorporation: Nevada/ August 30, 2004

Street address of principal office: Business: 410 Park Avenue, Suite 1530, New York NY, 10022

Company Telephone Number: 212-826-1010

Fiscal year (month) (day): December 31

Person(s) to contact at Company with respect to offering:

Stephen McKernan, President & CEO

Telephone Number (if different from above):

Entertainment Royalty Corporation Inc. The company will principally be engaged in the collection of Royalty Streams from Theatrical Musical and other Live Concert Entertainment event programming. Revenue Streams will be derived from On-Demand Pay Per View market and the Licensing of Entertainment Properties for Broadcast and Theatrical Grand Rights on a Global basis.

A maximum of **8,325,000** Common Shares are being offered to the public at $0.60 per share. This means a maximum of $4,995,000 and a minimum of $__0__ of gross proceeds from this Offering will be received by the Company and Selling Security Holders. Insiders hold 219,950,000 shares of previously-issued shares of the Common Stock. This means that upon completion of the Offering, about 219,950,000 of the Common Stock will be held by these insiders, and 36,209,000 by the public, assuming that all Shares offered in this Offering are sold.

The Company has no underwriter at present.

Of the Shares offered hereby, 7,641,000 Shares are being offered by the Company, and 684,000 Shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of the remaining Shares, after expenses and any brokers' underwriters' or finders' compensation. Prior to this Offering, there has been no public market for the Company's Common Stock. The following shares are to be registered for sale by the following Security holders by way of this offering circular.

Selling Security Holder	Number of Common Shares	Common Share Aggregate Price
Deutsche Suisse Financial Services Inc.	425,000	$0.05
George Zanette	50,000	$0.30
Sebastian Zeppieri	20,000	$0.30
Bernardo Paritti	50,000	$0.30
Napl Corporation	20,000	$0.30
Sebastian Zeppieri	9,000	$0.30
2016826 Ontario Limited:	100,000	$0.30
Albert Bozzo	10,000	$0.30

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

High Risk Investment. The securities offered hereby are highly speculative, involve a high degree of risk, and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this prospectus.

The following factors, in addition to the other information contained in this prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this prospectus.

(1) The Corporation's recent origin. The Company has only recently commenced operations and this faces the difficulties of a start up operation..

(2) Minimal Revenues. Again, the Company has no history of revenues.

(3) The company is dependent upon Perceived needs of the entertainment, theatrical, musical and live event industries and consumer demands alike

(4) Market acceptance of pay per view model by the masses. The Company is dependant upon acceptance of its market of a pay per view presentation of it's product which may not be sustainable.

(5) Recruitment of competent Management. Although the Company is very confident in its current management, it may be required to recruit additional management staff.

(6) Failure to Raise More Than Minimum Offering. There is no minimum number of shares, which must be sold in this Offering. If only a minimum number of shares is sold, the Company intends to proceed with its plans, but will obviously have to proceed on a much smaller scale and with a lower likelihood of success.

(8) Market acceptance takes longer than predicted. Due to the pay per view market model it may take additional time to bring the product to market as both vendors and customers are required to accept the product within the pay per view television system.

(9) Significant change in pay per view market. The current pay per view market is delivered through television access providors such as satellite and cable. This market may change, and if it does nos the companies operations may be affected.

(10) Best Efforts Offering. This Offering is being made on a "best efforts basis," and there are no minimum number of shares, which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

(11) Need for Additional Capital. The Company plans an ambitious marketing and expansion program of the services offered via its web site that will require expenditure of the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition, and results of operations. If additional funds are needed to develop and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing, or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

(12) No Regular Trading Market May Develop. Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "Exchange Act"), depending on how many securities are sold, and to how many investors are in place. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the Exchange Act, which require that before broker-dealers can make a market in the Company's securities, and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers, and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the relatively small size of the Offering, the duration of the Offering, and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed, it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

(13) The Federal Communications Commission may change its mandate that all broadcast must be high definition by 2006.

(14) No State Registration. The Company has not as yet registered its Shares for sale in any state. The Company can undertake offer no assurance that state laws are not violated through the further sale of its securities. The Company intends to register its Shares for sale in those states in which there are indications of sufficient interest. So far, no Shares have been offered, and therefore there have been no indications of interest from any state.

(15) Arbitrary Offering Price of the Company's Securities. Prior to this Offering, there has been no public market for the securities of the Company. The initial Offering price of the Shares has been determined arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities markets, and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to founding shareholders, or any other ordinary criteria of value.

(16) No Prior Market for Common Stock. Prior to this Offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this Offering, or, if developed, that it will be sustained. At least initially, the Company will be too small for its securities to be included on the NASDAQ Small Cap Market. Such securities may be subject to a rule under the Exchange Act that imposes additional stringent sales practice requirements on broker-dealers who sell the Shares. Those sales practice requirements, if imposed, would adversely affect the ability of broker-dealers to sell the Shares, and consequently would adversely affect the public market for and the trading price of the Common Stock.

(17) Shares Eligible for Future Sale. The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Compared to the maximum of 8,325,000 shares of Common Stock to issued in this Offering, 28,000,000 shares were issued to the Company's existing shareholders prior to this Offering in private transactions in reliance upon exemptions from registration under the Securities Act, and are, therefore, "restricted securities" under the Securities Act, which may not be sold publicly unless the shares are registered under the Exchange Act or are sold under Rules 144 or 144A of the Exchange Act after expiration of applicable holding periods as discussed in greater detail below. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities (including but not limited to the Shares) and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

(18) Underwriters' Influence on the Market. The Company presently has one underwriter who has advised the Company that it intends to make a market in the Common Stock after the Offering or otherwise to effect transactions in the Common Stock. Additional underwriters may enlist to participate in these regards after the date of this Offering Circular. Any such market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the Common Stock upon conclusion of the Offering may be significantly affected by the degree, if any, of underwriters' participation in such market.

(19) Dilution. Purchasers of the Shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public Offering price of approximately $0.60 per Share, assuming that all offered shares are sold Will be diluted $0.58. If less than the maximum number of Shares is sold, the dilution will increase to approach a limit of $0.00 per share (assuming the minimum number of Shares are sold).

(20) No Dividends. No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to facilitating growth of the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore, and other relevant factors, and will be made by the Company's Board of Directors in the exercise of its sole and exclusive discretion.

(21) Profitability. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The limited operating history of the Company makes the prediction of future results of operations difficult if not impossible, and the Company and its prospects must be considered in light of the risks, costs, and difficulties frequently encountered by emerging companies, particularly companies in the highly competitive integrated media and entertainment industries, respectively.

(22) Dependence on Key Personnel. The Company's success is substantially dependent upon a limited number of key management, sales, product development, technical services, and customer support personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services, customer support, and service development personnel. Competition for qualified personnel in the Entertainment industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Stephen F. McKernan, Founder & Chief Executive Officer, who has provided significant leadership, direction, and services to the Company since its inception. The Company does not have employment contracts with, and does not hold key-man life insurance or accident insurance policies on, these key personnel. Even if it did, there is no assurance that these persons could be replaced by qualified personnel. At the same time, there are numbers of well-trained prospective technical employees readily available in today's tight marketplace, though at substantial cost. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.

(23) New Services and Rapid Technological Change. The market for the Company's services is comprised of purchasers and resellers of products characterized by rapidly changing technologies, evolving industry standards, changing regulatory environments, frequent new product introductions, and rapid changes in customer requirements and preferences. There can be no assurance that the introduction or announcement of new and/or improved services by the Company will cause customers to continue or increase their use of Company services or purchases of products offered through those services, nor can there be any assurance that the products offered by Entertainment Royalty Corporation Inc. will continue to spur demand for these Live Events PPV Broadcast and Branded Merchandise/Direct Response sales requirements. Any decrease in the utilization of the services offered through the Company infrastructure could have a material adverse effect on the Company's business, operating results, or financial condition.

(24) Competition. There are other companies that provide integrated media and entertainment , specifically in the development, production, distribution, broadcast and marketing of theatrical, musical and other live event programming for the pay-per-view market and the licensing and sale of branded consumer products using new digital Technologies on a Global basis.

(25) The Company's market is continually evolving, and there can be no assurance that the Company will be able to compete successfully against current or future competitors, and the failure to do so successfully would have a materially adverse effect upon the Company's business, operating results, and financial condition.

(26) Intellectual Property and Other Proprietary Rights. The Company's success and ability to compete is dependent in significant part upon its proprietary server technology. The Company relies on a combination of trade secret, copyright, and trademark laws, nondisclosure and other contractual agreements, and technical measures to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or illegally profit from copyright information. There can be no assurance that the steps taken by the Company to protect its proprietary copyrights and royalties will prevent copyright infringement, and such protections may not preclude competitors from developing competitor offerings, which would have a material adverse affect on the Company's business, operating results, or financial condition.

(27) Any copyright infringement claims, with or without merit, could be time-consuming, result in costly litigation and diversion of important technical and management personnel, cause product shipment delays, or require the Company to develop non-infringing technology. In the event of a successful claim of copyright infringement against the Company, the Company's business, operating results, or financial condition would be materially affected..

(28) No Prior Trading Market for Common Stock; Potential Volatility of Stock Price. Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price has been determined arbitrarily, and may not be indicative of the market price of the Common Stock after this Offering. The market price of the Shares is likely to be highly volatile, and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new services, product offerings, or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the computer industry, general market conditions, and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of

management's attention and resources, which could have a material adverse effect upon the Company's business, operating results, or financial condition.

(29) General Economic and Market Conditions. Segments of the entertainment, media industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns, and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results, and financial condition.

(30) Control by Existing Stockholders. Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 20,000,000 of the outstanding Common Stock will be held by the directors and executive officers of the Company. As a result, those directors and officers, if acting together, would be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. The present stockholders, if acting together, would be able to continue controlling substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the new, public stockholders to influence the affairs of the Company.

(31) Shares Eligible For Future Sale. Sales of a substantial number of Shares in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

(32) Dilution; Potential Need for Additional Financing; Dividend Policy. Investors participating in this offering will incur immediate and substantial dilution of pro forma net tangible book value per share of at least Fifty Eight cents ($0.58 from the initial public Offering price,. There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

RISKS OF THE ENTERTAINMENT INDUSTRY

General. The Entertainment industry is highly speculative and inherently risky. There can be no assurance of the economic success of any Entertainment Property. The commercial success of a Theatrical Musical, Play, TV show or Motion Picture, depends upon the quality and acceptance of other competing Entertainment Properties released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the Company's Properties that it Licenses, will not be commercially successful, resulting in a reduction in the anticipated revenues generated by the Property to which a royalty attaches.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Entertainment Royalty Corporation's business strategy is designed to participate in the growth from the Global Licensing Industry by collecting Royalty Streams generated from Entertainment Properties. Entertainment Royalty Corporation's business strategy is to aggressively pursue and negotiate profitable royalty agreements for Entertainment Properties. Through this strategy, Entertainment Royalty Corporation eliminates the large overhead costs associated with Entertainment Companies while benefiting from significant Global Licensing Revenue streams generated by these Entertainment Properties.

The Company will obtain its revenue from individuals and corporations making royalty payments from properties the Company has obtained the licensing rights for Entertainment Royalty Corporation Inc. will principally be engaged in the collection of Royalty Streams from Theatrical Musical and other Live Concert Entertainment event programming. Revenue Streams will be derived from On-Demand Pay Per View market and the Licensing of Entertainment Properties for Broadcast and Theatrical Grand Rights on a Global basis.

High Definition and Pay Per View

With the introduction of High Definition (HDTV) and Digital TV the need for High Definition programming is now enormous. With the change from Standard TV to Digital TV the US market alone will require hundreds of thousands of hours of HDTV television annually. This creates a large opportunity for new On-Demand Big Event Pay Per View (PPV) HDTV content.

Currently, Pay-Per-View is available to approximately 57 million cable and satellite subscribers in the United States alone. Major satellite distributors include DIRECTV, Echostar and a growing number of international affiliates, will continue to increase the potential subscriber base for our pay-per-view events. Consistent with industry practices, we share the revenues with the cable systems and satellite providers and pay fees to the distributor and copyright holders. PPV television programming can be marketed worldwide to the consumer audience.

Grand Rights Theatrical Licensing

Any person (producer, artistic director, drama teacher, etc.) wishing to present a play, musical, or other theatrical production must license (pay a royalty fee) for the theatrical property that they wish to perform. They therefore become a "licensee" of the rights to that particular production. This is true of all stage productions, whether for Broadway, London's West End, tours, regional theaters, amateur theaters, summer stock, high schools, colleges, or universities.

We currently hold the international licensing rights to the theatrical musicals, "The Elephant Man" and "Medea The Contemporary Musical". We will continue to acquire additional musicals for licensing. Our plans are to be a unique licensor of new musicals and generate licensing revenue in all first class and subsidiary markets on a global level.

First Class Licenses

For a first class license, the licensee will typically agree to pay the licensor royalties under a tiered structure including:

i) a non-returnable advance
ii) a weekly royalty fee linked to production revenues
iii) a final fee based on a percentage of production profits earned after recoupment of production costs has been achieved

The non-returnable advance can range form $100,000 to over $1 million for a first class production. The weekly royalty fee will usually be between 10% and 20% of the gross production revenues. In addition to gross revenue participation the licensor will receive between 20% and 40% of the licensee's production profits. The final fee can range from 30% up to as high as 50% of the licensee's production profits. The licensing rights charged by licensors for musicals tend to be at the higher end of this range because of the broader market demand and greater commercial success enjoyed by musical productions. As a result, the company controlling the licensing rights for a popular musical production in the theatrical industry effectively enjoys monopoly power in all international first class and subsidiary theatrical markets because of its ability to control the distribution of that production in those markets.

In addition to the premier markets of Broadway and London's West End, first class licensing occurs world-wide in other mid-market centers, like Chicago, Los Angeles, Toronto, Tokyo, Hong Kong, etc. Theatrical licensing is a well-established international business with substantial revenue streams. First class licensing also encompasses the road shows of first class productions that come into regional centers on tour. The production revenues from first class shows in North America currently exceed $1 billion U.S. dollars per annum. Licensors would receive royalties on a weekly basis from these first class productions.

First Class Licensing is a unique business in that once a company has the international licensing rights to a theatrical musical the world wide market is available. A First Class license obtains its demand from a showcase of the production on the stages in London England West-End theatre district as well as in New York on the Broadway Stage. Once a production plays in one or both of these two international cities Producers from cities world-wide view the production. If they feel the production can run in their particular market they enter into a license agreement with the corporation who holds the First Class Licensing Rights. If a show becomes has a good reception in London it will usually transfer to Broadway. Examples of such transfers are the Musicals "Cats" "Phantom Of The Opera", and "Les Miserables." These modern era popular musicals continue to be licensed in First Class Markets throughout the world.

Traditionally the International Licensing Market is informed of a new production by way of a large full page add in the Legit section of the entertainment weekly called "Variety". Most of the Producers who license West-End and Broadway musicals are aware of the show long before it opens in those markets. This is due to the fact that a musical takes many years to develop and would have had a major theatrical work shop prior to being staged as a full fledge production. Other than Variety another source of information is "The Hollywood Reporter". Producers in the entertainment industry read both the trade papers to keep up on what is happening in the industry. A production can be licensed even though it may have a short run in London or New York. Some of the more popular modern era musicals have grossed billions of dollars.

As an example, the Really Usefull Group that licenses the rights to "Cats" states on their web site some interesting facts on some of the musicals they hold First Class Licensing rights to. They state that Cats is the world's longest-running musical opening at the New London Theatre on 11 May 1981 where it played almost 9000 performances.

In London the show grossed over £136 million and was seen by over eight million people. Worldwide CATS has so far grossed in excess of $2 billion and been seen by over 50 million people. CATS has been performed in 11 different languages in over 300 cities in 26 countries.

In regards to Phantom they state; The most successful stage musical of all time, THE PHANTOM OF THE OPERA has worldwide ticket sales exceeding $3.2 billion (far surpassing the highest-grossing film of all time, Titanic, which has grossed $1.9 billion worldwide). The winner of seven Tony Awards, including Best Musical, the New York production has been seen by over 9.5 million people.

Worldwide, PHANTOM has been seen by over 100 million people. Now in its Sixteenth Year, THE PHANTOM OF THE OPERA is the longest-running production currently playing on Broadway. Last October, it became the third longest-running production in Broadway history when it surpassed the 6,137-performance run of A Chorus Line. Still ahead: Les Misérables (#2, now closed after 6,680 performances) and Cats (#1, also closed after 7,485 performances).

Subsidiary Licenses

Additional licensing opportunities exist in the "subsidiary markets", which include off-Broad theatres, small "bus and truck" tours, amateur or community theatres, summer stock, high schools, universities.

In North America alone there are over 40,000 educational institutions, many of which produce at least one play or musical annually. There are also over 1,000 professional regional theatres that are not first class venues, such as the Goodman Theatre in Chicago, which each produce an annual subscription series typically ranging from three to six productions. There are also thousands of community and other local theatre groups. The process through which subsidiary licenses are obtained and the productions staged is generally the same as for first class productions, except that these productions typically are not produced to the scale of a first class production. Due to the enormity of the subsidiary market, a musical generates substantial licensing royalties for many years.

Each producer in the subsidiary market who wishes to stage a performance of a work must negotiate for and obtain and obtain a license before proceeding. Under the most typical licensing arrangement, each such producer must pay a royalty fee to obtain the right to perform its proposed production. The cost of a subsidiary market license can range from $2,000 to over $150,000. An educational institution will usually be charged a flat fee royalty ranging from $200 - $1000 per performance. The rate selected is based on the seating capacity of the designated venue and the proposed cost of the tickets. Regional theatres are usually charged a fee based on an initial advance to the licensor and a percentage of the gross production revenues.

Other theatrical licensing companies are Rodgers and Hammerstein Musical Library, Samuel French,

Tams Widmark, and Music Theater International. These companies are not developers of new theatrical musicals. They license old musicals and act as agents for the writers of the works and represent them in the subsidiary markets alone. They license the property, rent the scores, collect the money and take on average a 10% agents fee. Alternatively, Entertainment Royalty Corporation will control all of the worldwide licensing rights, including first class markets as well as the subsidiaries, and obtain a much larger percentage of the worldwide gross licensing revenue.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

ROYALTIES AND THE LICENSING INDUSTRY

When Royalty Payments are made the resulting revenue stream is referred to as Licensing Revenue or Licensing Fees and Payments. . Collectively this industry is known as the Licensing Industry. A license is a contractual business relationship between a seller (licensor) who authorizes a buyer (licensee) to use the seller's patent, trademark, copyright, or any form of "intellectual property" for compensation. The licensing activity is used as a business function. After all of the parties have agreed, the final written record of the activity forms a legal document called a "license agreement." In simple terms, it serves as a special kind of contract, which has mutual benefit to both parties.

According to the International Licensing Industry Merchandisers Association also known as "LIMA", the licensing industry is global. This Association has approximately one thousand members around the world. LIMA estimates that Licensing Revenue has hit the $150 Billion annually. LIMA'S Statistical Study was conducted by researchers at Harvard Business School and Yale School Of Management.

Licensing Revenue is International in scope with LIMA estimating the market share as follows;

U.S./CANADA	65.0%
WESTERN EUROPE	22.0%
JAPAN	9.8%
AUSTRALIA/N. ZEALAND	1.3%
SOUTH/CENTRAL AMERICA	0.7%
SOUTHEAST ASIA	0.5%
OTHER	0.7%

In the United States Licensing Revenue is a $95 Billion Dollar a year business.
LIMA further segments the revenue into dollars paid out in Royalties and dollars paid out in Retail Licensing. As an example,in 2001, Royalties in the United States were at the $5.5 Billion Dollar level.

Entertainment Royalty Corporation will focus on receiving Licensing Revenue from the Entertainment sector. According to LIMA Entertainment Licensing in the United States has 44% of the Licensing Market share.

Entertainment Licensing is well known in the Character Licensing side of the business. Companies such as Disney Consumer Products license characters like Mickey Mouse and

Winnie The Pooh. Warner Bros. Consumer Products license Characters like Looney Tunes, Scooby-Doo and Harry Potter. Other popular Entertainment Licensors are Marvel, Hit Entertainment, 4Kids Entertainment, United Media, and Mattel.

The vast Licensing Business also collects revenue from the licensing of such things as Musical Performers, Credit Card Affinity Programs featuring Licensed Characters.

Toy Licensing is another sector. Licensing Revenue is also seen in what is known as Corporate Brand Licensing. Automotive Brands have major licensing programs. The Food and Beverage business is involved in licensing its products. As an example Coca-Cola began a licensing program in order to enforce Trademark Rights and now generates about $1 Billion in Retail Sales. Health and Beauty Aids is another category involved in Licensing.

Corporate Licensing according to LIMA is broken down into the following categories with the following market share.

- FOOD & BEVERAGES 31%
- APPAREL 16%
- ACCESSORIES 7%
- GIFTS & NOVELTIES 6%
- HOUSEWARES 6%
- TOYS & GAMES 5%

Corporate Licensing will continue to grow for several reasons. It is a low-risk way to build Brand awareness. It promotes the core product, strengthens Trademark Rights and increases appeal to different groups worldwide.

Sports Licensing is another area generating Licensing Revenue. This sector according to LIMA generates over $14 Billion in Retail Sales and $707 Million in Royalty Revenues. In the Sports Licensing sector the US Leaders are as follows;

- NATIONAL FOOTBALL LEAGUE (NFL)
- MAJOR LEAGUE BASEBALL (MLB)
- COLLEGIATE LICENSING CO. (CLC)
- NATIONAL BASKETBALL ASSN (NBA)
- NASCAR
- NATIONAL HOCKEY LEAGUE (NHL)

Fashion is another sector that collects Licensing Revenue. This sector accounts for over $15 Billion in Retail Sales and another $911 million in Royalties.

Art Licensing also is generating revenue. This sector generates over $2 Billion in Retail Sales and $147 million in Royalties.

Entertainment Royalty Corporation will keep its primary focus on Entertainment related licenses but will also seek out other properties to license from the vast licensing sector. In carrying out its business strategy, the Company will continuously monitor existing licensed properties and pursue new licenses, where it believes such licenses fit with the Company's core business.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition

When the Company enters into a Licensing Agreement with the Rights Holders of a Property there will be no real Competition with Licensing that Property. In general the Competition for the Company could be from major entertainment companies that have substantially greater resources than the Company. Other competitors are the product development, merchandising, marketing and advertising departments of toy and other merchandise manufacturers and motion picture studios as well as independent advertising agencies, licensing companies and numerous individuals acting as licensing representatives. Many of these companies and individuals have substantially greater resources than the Company and represent properties, which have been commercially successful for longer periods than properties represented by the Company. The ultimate success of a new company in the licensing field will depend on its access to sources of properties to be licensed, its know-how in the negotiation and subsequent administration of licenses, and the markets acceptance of the property in question.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

PAY PER VIEW (PPV)

Currently, pay-per-view is available to approximately 57 million cable and satellite subscribers in the United States alone. Major distributors include DIRECTV, Echostar and a growing number of international affiliates, which continue to increase the potential subscriber base for pay-per-view events. We will seek licensing revenue from this segment as well as pay per view programs in commercial locations such as movie theaters that are wired to receive digital programming. Consistent with industry practices, we share the revenues with the cable systems and satellite providers and pay fees to the distributor and copyright holders.

HIGH DEFINITION TV

With the introduction of High Definition (HDTV) and Digital TV the need for High Definition programming is now enormous. With the change of from Standard TV to Digital TV the US market alone will require hundreds of thousands of hours of HDTV television annually. This creates a large opportunity for new On-Demand Big Event Pay Per View (PPV) HDTV content.

Currently, Pay-Per-View is available to approximately 57 million cable and satellite subscribers in the United States alone. Major satellite distributors include DIRECTV, Echostar and a growing number of international affiliates, which continue to increase the potential subscriber base for our pay-per-view events. Consistent with industry practices, we share the revenues with the cable systems and satellite providers and pay fees to the distributor and copyright holders. PPV television programming can be marketed worldwide to the consumer audience.

Name competitors and examples of what they are doing:

In the area of Theatrical Licensing which pertains to the Subsidiary Markets;

Other theatrical licensing companies are Rodgers and Hammerstein Musical Library, Samuel French, Tams Widmark, and Music Theater International. These companies are not developers of new theatrical musicals. They license old musicals and act as agents for the writers of the works and represent them in the subsidiary markets alone. They license the property, rent the scores, collect the money and take on average a 10% agents fee. Alternatively, Entertainment Royalty Corporation will control all of the worldwide licensing rights, including first class markets as well as the subsidiaries, and obtain a much larger percentage of the worldwide gross licensing revenue.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The key to the marketing strategies is procuring the right entertainment and media products that have the appeal to the end consumer. In so doing so, licensees who wish to license the products and/or broadcast such events/products will have to approach Entertainment Royalty Corporation for approval and permission. By focusing on the needs of the end users, the consumers, the company is able to derive benefit from its inherent expertise in the business of Entertainment.

In order to provide a sufficient amount of popularity of the products, management and sales staff shall:
Developed strategic relationships with industry personnel
Development of sophisticated sponsorship relationships based on meeting client-marketing objectives.
Developing relationships with new writers, professional and non-professional clients.
Securing a staff of world class professionals.
Creation and exploitation of new material, which will spur new interest with existing customer and relationship base.

Entertainment Royalty Corporation Inc. shall market its entertainment products and events by all means available to any entertainment corporation.

In the area of Grand Rights Theatrical Licensing marketing is broken down by market segment.
First Class Licensing is a unique business in that once a company has the international licensing rights to a theatrical musical the world-wide market is available. A First Class license obtains its demand from a showcase of the production on the stages in London England West-End theatre district as well as in New York on the Broadway Stage. Once a production plays in one or both of these two international cities Producers from cities world wide view the production. If they feel the production can run in their particular market they enter into a license agreement with the corporation who holds the First Class Licensing Rights. If a show becomes has a good reception in London it will usually transfer to Broadway. Examples of such transfers are the Musicals "Cats" "Phantom Of The Opera", and Les Miserables. These modern era popular musicals continue to be licensed in First Class

Markets throughout the world.

Traditionally the International Licensing Market is informed of a new production by way of a large full page add in the Legit section of the entertainment weekly called "Variety". Most of the Producers who license West-End and Broadway musicals are aware of the show long before it opens in those markets. This is due to the fact that a musical takes many years to develop and would have had a major theatrical work shop prior to being staged as a full fledge production. Other than Variety another source of information is "The Hollywood Reporter". Producers in the entertainment industry read both the trade papers to keep up on what is happening in the industry. A production can be licensed even though it may have a short run in London or New York. Some of the more popular modern era musicals have grossed billions of dollars.

As an example the Really Usefull Group that licenses the rights to Cats states on their web site some interesting facts on some of the musicals they hold First Class Licensing rights to. They state that Cats is the world's longest-running musical opening at the New London Theatre on 11 May 1981 where it played almost 9000 performances.

In London the show grossed over £136 million and was seen by over eight million people. Worldwide CATS has so far grossed in excess of $2 billion and been seen by over 50 million people. CATS has been performed in 11 different languages in over 300 cities in 26 countries.

In regards to Phantom they state; The most successful stage musical of all time, THE PHANTOM OF THE OPERA has worldwide ticket sales exceeding $3.2 billion (far surpassing the highest-grossing film of all time, Titanic, which has grossed $1.9 billion worldwide). The winner of seven Tony Awards, including Best Musical, the New York production has been seen by over 9.5 million people.

Worldwide, PHANTOM has been seen by over 100 million people. Now in its Sixteenth Year, THE PHANTOM OF THE OPERA is the longest-running production currently playing on Broadway. Last October, it became the third longest-running production in Broadway history when it surpassed the 6,137-performance run of A Chorus Line. Still ahead: Les Misérables (#2, now closed after 6,680 performances) and Cats (#1, also closed after 7,485 performances).

According to Cameron Mackintosh who is the producer and licensor of the musical "Les Miserables" it has been licensed worldwide. Seen by over 50 million people worldwide in 38 countries and in 21 languages, "LES MISERABLES" is one of the world's most popular musicals. There have been 31 cast recordings of "LES MISERABLES", including the multi-platinum London cast recording and the Grammy Award-winning Broadway cast and complete symphonic albums. The video of the 10th Anniversary Royal Albert Hall Gala Concert has sold well over one million copies worldwide, making it one of the best-selling musical videos ever in the UK.

"LES MISERABLES" has recently opened triumphantly at Theater Des Westerns, Berlin. It is also playing in Bonn, Chemnitz, Mexico City, Detmold, Prague, and continues to tour America. It will open later this year in Denmark and Japan, where it was performed for the first time over 16 years ago. By the end of 2004 there will be over 800 productions of the Les Miserables School's Edition scheduled or being performed by over 100,000 school children in the U.S and U.K, making it the most successful school edition of a Musical ever.

"LES MISERABLES" became the first full-scale Western musical to play in China in the English language when it opened for a limited run at the Shanghai Grand Theatre in June 2002, where it sold out to a rapturous reception. Plans are well advanced for a Chinese language production of Les Miserables to be produced in a specially built theatre in 2005/2006.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _11/_01__/_2004____ $_0_________
(a recent date)
As of ___11__/__01__/__2003___ $__0________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Company is a development company at this point, securing licenses from its current production authors.

We have no backlog of orders at this time as the Company is not expecting to commercialize until 12/1/ 2004

(f)

State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The company has two full time employee and 1 part time employees at this time;

- CEO
- CFO
- VP-Operations

Once financing is in place, we plan over the next 12 months, to employ:

- Customer Service Representatives (2),
- CFO,
- Operations Manager,
- CSR Manager, Sales Representatives (2),
- Technicians (3)

- Accounting Clerks (2)

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The company does not own any property nor does it have any leases at this time. It does not have a lease for the office it is using right now but it will eventually have to move to a larger office.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We do not have any proprietary equipment or software. Licensing agreements have been negotiated with stock in kind.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Not Applicable

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Entertainment Royalty Corporation TCI is a solely owned operating subsidiary of Entertainment Royalty Corporation Inc.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Not applicable

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The company was inactive last year.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Acquire broadcast rights to Elephant Man and Medea	Contract	6 months
(2)	Film High Definition Production of Elephant Man	Filming-Outsourced	9 months
(3)	Distribution of Elephant Man	In house and sub contract	12 months
(4)	Acquisition of High Definition of concert series of major recording artist	Contract	8 months
(5)	Licensing Broadcast rights to concert series as listed in milestone	In house and sub contract	12-18 months

(b) State the probable consequences to the Company of delays in achieving each of the

events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

1. The company would be delayed in producing revenues if the licensing rights are delayed in Milestone 1.

2. The company would be delayed in producing a sellable license product if production is delayed in Milestone 2.

3. Milestone 3 is contingent upon the completion of Milestones one and two.

4. The company would have reduced revenues if it is unable to acquire rights as described in Milestone 4.

5. Milestone 5 is contingent upon the completion of Milestone four.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information, which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle, which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $0.00__________ ($__0.00____ per share)

   Company did not operate last year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = _______________N/A____________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $ 0.00 ($0.00 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: __3.1____ %

   If the minimum is sold: ___0___ %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $153,695,000 *

If the minimum is sold: $_148,430,400____ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	If Maximum Sold Amount %
Total Proceeds	$ 0	$ 4,995,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	$100,000	$600,000
Copying & Advertising	$10,000	$10,000
Other (Specify):		
Net Proceeds from Offering	($110,000)	$4,385,000
Use of Net Proceeds	NA	
Operating fund	$	$ 2,000,000
Office Setup costs		$200,000
Wages		$300,000
License costs	$	$ 1,160,000
Acquisition Fund		$725,000
Total Use of Net Proceeds	($110,000)	$4,385,000

$____(110,000)__ 100%

$ __4,995,000____ 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

The priority of use of proceeds will be setup in the following order. 1. Liscence costs, 2. Wages, 3. Legal and Accounting costs, 4. All others.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable some funds are being used to pay for regular fees related to licensing but are not being used to discharge indebtedness. Please see notes to Financial Statements.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note,

loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is not under any significant cash flow or liquidity problems because it's expense costs are very low. Expenses shall commiserate with revenue and earnings respectively. All staff are working for stock compensation only and are independently wealthy earning incomes outside of the companies operations. There are no pending or threatened claims under any note, loan or lease against the Company.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Proceeds from a significant portion of this offering will satisfy the company's cash requirements for the next 12 months. There will be no need to raise any additional funds. Provided the maximum number of shares are sold. If the Company is unable to sell any shares, the company shall maintain its current level of operations.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments, which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding		
	As of: 12 /31 /03 (date)	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate ___%)	$ 0	$ 0	$ 0
Long-term debt (average interest rate ___%)	$ 0	$ 0	$ 0
Total debt	$ 0	$ 0	$ 0
Stockholders equity (deficit): Preferred stock — par or stated value (by class of preferred in order of preferences)			
N/A	$	$	$
Common stock — par or stated value $0.001	$	$	$
Additional paid in capital	$	$	$
Retained earnings (deficit)	$	$	$
Total stockholders equity (deficit)	$	$	$
Total Capitalization	$	$	$

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share

____No Preferred Shares__________	______________	$________
______________	______________	________
______________	______________	________

Number of common shares authorized: Unlimited shares. Par or stated value per share, if any: $__0.001__

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ______0__ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

____

[ ] Other:____

15. These securities have:

Yes	No	
[X]	[ ]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[x]	Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:
Not Applicable

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [x] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

Describe, including redemption prices: ________________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______NIL_______

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______NIL_______

How much indebtedness is junior (subordinated) to the securities? $ _______NIL______

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

			Pro Forma	
		Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed		________	________	________

Charges" only

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Not Applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ___________

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:	___Stephen McKernan____	Name:	________
Address:	_20 Bay Street Suite 1205, Toronto Ontario Canada M5J 2N8_	Address:	________
Telephone No.:	(416) 216-4642	Telephone No.:	(____)________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

A maximum commission of 8.5% and expenses of 1.5% is to be paid.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

The selling agent is an officer and director of the corporation.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Not Applicable

Name:	_ ___	Name:	________
Address:	________	Address:	________
Telephone No.:	(____)________	Telephone No.:	(____)________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Not Applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when

None

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: C.E.O.________________________

Name: **Stephen McKernan** ________ Age: 50____________

Office Address: 410 Park Avenue, Suite 1530, New York NY, 10022
______________________________ Telephone No.: (212) 826-1010

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Stephen F. McKernan: Chairman, President, CEO, Director

Mr. McKernan holds a Bachelor of Arts degree from the University of Waterloo. Mr. McKernan has been actively involved in the business of developing, writing and producing live theatre for over 15 years. Mr. McKernan has produced several theatrical productions in Toronto and across the United States, including from 1988 to 1989, productions of "Sleuth" starring Patrick Macnee, Stacy Keach and Maxwell Caulfield. Recruited by Broadcast Music International, Mr. McKernan was invited to become a member prestigious Lehman Engel Musical Theatre Workshops, with such students, including Edward Kleban (A Chorus Line), Alan Menken, Oscar-winning composer of Little Shop of Horrors, The Little Mermaid, Aladdin and Beauty and the Beast; Maury Yeston, Tony-winning writer of Titanic, Nine and Grand Hotel; Stephen Flaherty and Lynn Ahrens, partners in creating Ragtime, Once on This Island and Seussical; Carol Hall, best known for The Best Little Whore House in Texas; Michael-John LaChiusa composer of Hello Again, Marie Christine and The Wild Party; and Gerard Alessandrini, author of the acclaimed Forbidden Broadway series. Mr. McKernan worked with Lehman Engel Musical Theatre Workshops from 1977 to 1982.

Mr. McKernan has collaborated with individuals in the entertainment industry, including the Broadway director Marshall Mason, musical arranger Del Newman and Barry and Fran Weissler, producers of the musicals "Chicago", "Grease" and the Tony Award winner "Annie Get Your Gun". From 1989 to 1994, Mr. McKernan worked in New York and re-wrote the music and lyrics and workshopped "Lottery Madness" and "Medea The

Contemporary Musical" ("Medea"). From 1995 to 1996, Mr. McKernan rewrote Medea with Marshall Mason. Since 1996, when he acquired the musical version of "The Elephant Man", Mr. McKernan has been work-shopping and preparing this musical for production. Mr. McKernan has experience in the copyright royalty business, having both paid and collected royalties for theatrical stage productions for several years.
Mr. McKernan was the founder and is the President and Chief Executive Officer of Royalty Entertainment Inc., a private company that developed and owns certain royalty rights to the Theatrical Stage Musicals; "Medea The Contemporary Musical" and "The Elephant Man"

Over the past five years Mr. McKernan has continued to develop theatrical musicals with the intent to move the musicals into the international licensing market place. He continued to serve as President and CEO of Royalty Entertainment, which he formed in 1996. In August 2000 he formed a capital pool company in the province of Alberta called Entertainment Royalties Inc. This company was formed with the intent to take Royalty Entertainment Inc. public by way of a reverse takeover.
Mr. McKernan through his company Le Fete Inc. acquired Superior Holdings Inc. a Turks and Cacios Corporation during May of 2003. The company acquired the International Licensing rights to "The Elephant Man", and "Medea The Contemporary Musical" in May of 2004. The company changed its name in June of 2004 to Entertainment Royalty Corporation Inc. This corporation was acquired by the Nevada corporation Entertainment Royalty Corporation Inc., on August 31, 2004.
Mr. McKernan is currently activity seeking licensing opportunities in the Theatrical Musical Industry as well as licensing opportunities in the Pay Per View market. He is currently in pre-production on a HDTV production of the musical "The Elephant Man". As well as his time spent preparing all of the documentation to take Entertainment Royalty Corporation, public in the US, he is putting all of the production elements together for "The Elephant Man."

Education (degrees, schools, and dates):

In 1973 Mr. McKernan graduated High School from St. Michaels College School, a private boys school located in Toronto Ontario Canada. During that time Mr. McKernan also studied jazz piano as well as orchestration and arranging with private teachers.

In 1976 he graduated with a BA Degree from The University Of Waterloo, located in Waterloo Ontario, Canada, located just outside of the greater Toronto Area.

From 1977 until 1982 he did post graduate studies at The Royal Conservatory Of Music located in Toronto Ontario Canada. He studied Classical Music Composition and Electronic Music. During that period he also studied classical piano with concert pianist Mr. Harold Heap of Toronto.

During his final year of University Mr McKernan was invited by Broadcast Music International (BMI) to become a member of the Lehman Engel Musical Theatre Workshops. This is a specialized work-shop in the creation and structure of theatrical stage musicals. Mr. McKernan studied with Mr. Lehman Engel from 1977 until 1982.
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: ______________________

Name: ____TBA____________________ Age: ______________

Office Street Address:

______________________________ Telephone No.: (____)_____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: _CFO___

Name: Bernard Faibish Age: ___66_______________

Office Street Address:

Residence: 1095 Thimbleberry Circle,
Oshawa Ontario Canada L1K2H1

______________________________ Telephone No.: (905) 579-7911

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

Bernard Faibish CMA

Mr. Faibish is a Certified Management Accountant having obtained his degree from The Society of Management Accountants of Ontario in 1976. He has been in private practice for over 25 years with his breadth of business disciplines in Management Accounting, Corporate Finance, Strategic Management, Corporate and Individual Taxation, Management Consulting, and Mergers and Acquisitions.

His clients consist of private small and medium businesses, high net worth individuals, partnerships both limited and general, sole proprietorship and entrepreneurs. His practice has a high degree of taxation work both Federal and Provincial. He represents clients both personal and corporate before the Tax Court of Canada and has appeared before the CCRA (Canada Customs and Revenue Agency) on many occasions appealing various rulings set out by CCRA.

Other duties Mr. Faibish has performed over the last five years for his clients include, company purchases and sales, corporate reorganizations and restructuring strategies, management strategy, consulting on capital raising of both debt and equity, management buy-outs and buy-ins, and overall effective corporate and individual financial decision making.

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: _________N/A____________________ Age: __________________

Title: ____

Office Street Address: Telephone No.:
____________________________________ (____)________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ____________________________ Age: _______________

Title: ____

Office Street Address: Telephone No.:
_____________________________________ (____)________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

Not Applicable

(A) Name: Age: ___________

Title: ____

Office Street Address: ______________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: ___________

Title: ____

Office Street Address: ______________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: ___________

Title: ____

Office Street Address: ______________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the

Company?

[X] Yes [ ] No

See Stephen McKernan bio.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
Business is non-competing to past business dealings, hence no pre-cautionary steps have been taken to mitigate any potential damages from "knowledge" and/or trade secrets.

Over the past five years Mr. McKernan has continued to develop theatrical musicals with the intent to move the musicals into the international licensing market place. He continued to serve as President and CEO of Royalty Entertainment, which he formed in 1996. In August 2000 he formed a capital pool company in the province of Alberta called Entertainment Royalties Inc. This company was formed with the intent to take Royalty Entertainment Inc. public by way of a reverse takeover.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not Applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

There is no key man life insurance policies on any of it Officers or Directors.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Le Fete Inc.	Common	0.001	219,950,000	85.86	219.950,000	83.18

Office Street Address:
_______________410 Park Avenue, Suite 1530, New York NY, 10022_____
____
____

Telephone No. (905)773-7462__________

Principal occupation: _Chief Executive Officer__________________________

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 219,950,000 shares (85.86 % of total outstanding)

After offering:

a) Assuming minimum securities sold: 0 shares (85.86%_of total outstanding)

b) Assuming maximum securities sold: 8,325,000 shares (_83.18_% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Operating Officer	$0.00	$0.00
Chief Accounting Officer	$0.00	$0.00
Key Personnel:		
______________	______________	______________
______________	______________	______________
______________	______________	______________
Others:	______________	______________

Total:	$ 0	$ 0
Directors as a group (number of persons)	$ 0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

It is expected that the officers will receive compensation when the company begins operations.

(c) If any employment agreements exist or are contemplated, describe:

It is contemplated that the company shall pay it's officers remunerations based on the following based on annual employment contracts:

CEO $300,000 per annum to be paid through an employee loan out agreement by way of Le Fette TCI.

CFO $120,000 per annum but will be paid on an hourly rate until the company is adequately capitalized per the employment contract.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: NIL shares (0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Such decisions are made only by a disinterested majority of the Board of Directors.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Non-compete/non-circumvent Agreement have been provided by each.

The company currently does not have any effective employment contracts with its officers. The companies CEO and Chairman of the board

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not Applicable

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: ____
Address: ____
Telephone No. (____)____-___________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

ENTERTAINMENT ROYALTY CORPORATION INC.
Consolidated Financial Statements
(Stated in United States Dollars)

August 31, 2004

ENTERTAINMENT ROYALTY CORPORATION INC.

INDEX

August 31, 2004

PAGE

AUDITORS' REPORT

To the Board of Directors and Shareholders of:
ENTERTAINMENT ROYALTY CORPORATION INC.

We have audited the accompanying consolidated balance sheet of **ENTERTAINMENT ROYALTY CORPORATION INC.** as at August 31, 2004 and the consolidated statements of operations, shareholder's equity and cash flows for the period ending August 31, 2004. These financial statements are the responsibility of the companys' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2004 and the results of its operations and their cash flows for the period ending August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The company has a going concern problem as discussed in Note 2 and may not be able to fund its liabilities.

Toronto, Ontario **/s/ Danziger and Hochman**

September 10, 2004 **Chartered Accountants**

ENTERTAINMENT ROYALTY CORPORATION INC. **Statement I**
Consolidated Balance Sheet
(Stated in United States Dollars)
As at August 31, 2004

		2004
ASSETS		
Current		
Licensing rights (note 2)	$4,500,000	
Sundry assets	11,450	
	$4,511,450	
LIABILITIES		
Current		
Accounts payable and accrued liabilities		$ 380,000
Note interest payable (note 3)		56,708
		436,708
Long Term		
Note payable (note 3)		1,756,000
SHAREHOLDER'S DEFICIENCY		
CAPITAL STOCK (note 4)		247,836
ADDITIONAL PAID-IN CAPITAL		2,521,214
(DEFICIT) - Statement II		(450,308)
		2,318,742
		$4,511,450

ON BEHALF OF THE BOARD:

/s/ Stephan McKernan ______________ Director

ENTERTAINMENT ROYALTY CORPORATION INC. **Statement II**
Consolidated Statement of Shareholder's Deficiency
(Stated in United States Dollars)
For the Period Ended August 31, 2004

	Common Shares	Additional Paid-In Capital	Comprehensive Income	Deficit	Total
BALANCE, August 30, 2004	$ -	$ -	$ -	$ -	$ -
Issuance of common shares for related party	247,836	2,521,214	-	-	2,769,050
Adjustment on consolidation for prior year losses of subsidiary	-	-	(321,045)	-	(321,045)
Net (loss) for the period	-	-	-	(129,263)	(129,263)
BALANCE, August 31, 2004	$ 247,836	$2,521,214	($ 321,045)	($ 129,263)	$2,318,742

ENTERTAINMENT ROYALTY CORPORATION INC. **Statement III**
Consolidated Statement of Operations
(Stated in United States Dollars)
For the Period Ended August 31, 2004

	For the Period June 1, 2004 to August 31, 2004
REVENUE	$ -
EXPENSES	
Interest on note payable (note 2)	44,413
Management fees (note 5)	75,000
Other	1,650
Professional fees	8,200
	129,263
NET (LOSS) FOR THE YEAR	($ 129,263)
BASIC NET (LOSS) PER SHARE	($0.001)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	247,729,500

ENTERTAINMENT ROYALTY CORPORATION INC. **Statement IV**
Consolidated Statement of Cash Flows
(Stated in United States Dollars)
For the Period Ended August 31, 2004

	For the Period June 1, 2004 to August 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss) for the period – Statement III	($ 129,263)
Changes in non-cash working capital components	
Accounts payable	77,500
Interest payable	44,413
Sundry assets	(811)
	(8,161)
FINANCING ACTIVITIES	
Loan to related party	(10,539)
Issuance of common shares	62,700
Note payable	(44,000)
	8,161
INCREASE IN CASH DURING PERIOD	-
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	$ -

1. COMMENCEMENT OF OPERATIONS

The Company was incorporated on August 30, 2004 in the State of Nevada. The Company's financial statements were consolidated for the period June 1, 2004 to August 31, 2004 with Entertainment Royalty Corporation Inc., a company incorporated under the laws of Turks & Caicos Islands.

The TCI company commenced active business activities in May 2004 with the intention to develop a licensing company for theatre and other productions. The Company is working on a strategy to raise capital in order to expand its operations.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America and include the following significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

Financial Instruments

Financial instruments included in the balance sheet are accounts payable and accrued liabilities, note interest payable and note payable. Their carrying values approximate fair market value.

Licensing Rights

Licensing rights to two plays have been recorded at cost. The licensing rights were acquired in a non-arm's length transaction from a related company for share and debt consideration. We are unable to determine the fair market value of these rights and as such, cannot determine if there is any impairment in value.

(Stated in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

These financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support. The Company is also dependent on an infusion of equity from potential shareholders. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain sufficient additional funds from these sources.

These conditions cause substantial doubt about the Company's ability to continue as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis which could differ from the going concern basis.

3. NOTE PAYABLE

The principal amount of $1,756,000 bears simple interest at 10% per annum, payable monthly, and is due on December 31, 2005. Interest payments commence July 2004.

The note payable arose on the acquisition of the licensing rights. No security has been provided for the note payable.

4. CAPITAL STOCK

The number of outstanding shares of the Company as at August 31, 2004 is computed as follows:

Shares issued in exchange for shares in subsidiary company	247,834,000
Outstanding shares as at August 31, 2004	247,834,000

The Company authorized stock consists of 1,000,000,000 common stock with a par value of $.001.

5. RELATED PARTY TRANSACTIONS

Management fees to a company controlled by a related party of $75,000 (June 2003 to May 2004 - $300,000) were accrued and expensed during the year. The management fee contract commenced June 1, 2003 and shall continue for a five year period with a minimum 10% per year increase. As at August 31, 2004, no amounts have been paid.

6. BASIC NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a monthly basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    The company's losses are associated with standard setup costs and is currently running with virtually no operational costs.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business, which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The company is currently a development stage company and the above is not applicable.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 0 %. What is the anticipated gross margin for next year of operations? Approximately 50 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

    The company expects 100% of it's sales to be foreign sales in future years. There are no anticipated sales for its products in its home jurisdiction.

* * * * * * * * * * * *

OFFERING CIRCULAR MODEL B.</B< td>

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer;

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number;

(c) Date of the offering circular;

(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);

(e) The statement required by Rule 253;

(f) The table(s) required by Item 2;

(g) The name of the underwriter or underwriters;

(h) Any materials required by the law of any state in which the securities are to be offered;

(i) If applicable, identify material risks in connection with the purchase of the securities; and

(j) Approximate date of commencement of proposed sale to the public.

Instruction: Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

Price to Public
Underwriting
discount and
commissions
Proceeds
to issuer or
other persons

Per unit
_____$0.60_____
____10%________
_____$0.56_______

Total
____
____
____

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	_____0_______	0	0
Total Maximum	____5,000,000	__500,000__	__4,500,000

Instructions

1. The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.

2. Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.

3. Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.

4. If the securities are not to be offered for cash, state the basis upon which the offering is to be made.

5. If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.

(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

Item 3. Summary Information, Risk Factors and Dilution

(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative.

Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual, or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors, which are unique to the issuer.

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Not applicable stock was issued over 3 years ago.

Item 4. Plan of Distribution

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

Not Applicable

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

8.5% commissions and 1.5% expenses are to be paid in cash.

(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

The company officers plan on distributing the stock to residents of states and provinces as listed in it's filing.

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

Not applicable.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.

There will be no return of funds as there is no minimum.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

Not applicable.

Instruction: Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 5. Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

Operating Funds	$2,000,000
Office Setup	$200,000
Wages	$300,000
Licensing	$1,160,000
Acquisition fund	$725,000
Total:	$4,385,000

Instructions:

1. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.

   The company will maintain an operating budget of $2,000,000 this will be held as a cash reserve for future operations in year two and beyond.
2. Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.
3. If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds.
4. If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.
5. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.
6. The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies, which are adequately disclosed.

Item 6. Description of Business

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

GRAND RIGHTS THEATRICAL LICENSING

Any person (producer, artistic director, drama teacher, etc.) wishing to present a play, musical, or other theatrical production must license (pay a royalty fee) for the theatrical property that they wish to perform. They therefore become a "licensee" of the rights to that particular production. This is true of all stage productions, whether for Broadway, London's West End, tours, regional theaters, amateur theaters, summer stock, high schools, colleges, or universities.

We will acquire musicals for licensing over the next five years. Our plans are to be a unique licensor of new musicals and generate licensing revenue in all first class and subsidiary markets on a global level.

(i) FIRST CLASS LICENSES

For a first class license, the licensee will typically agree to pay the licensor royalties under a tiered structure including:
a non-returnable advance
a weekly royalty fee linked to production revenues
a final fee based on a percentage of production profits earned after recoupment of production costs has been achieved

The non-returnable advance can range form $100,000 to over $1 million for a first class production. The weekly royalty fee will usually be between 10% and 20% of the gross production revenues. In addition to gross revenue participation the licensor will receive between 20% and 40% of the licensee's production profits. The final fee can range from 30% up to as high as 50% of the licensee's production profits. The licensing rights charged by licensors for musicals tend to be at the higher end of this range because of the broader market demand and greater commercial success enjoyed by musical productions. As a result, the company controlling the licensing rights for a popular musical production in the theatrical industry effectively enjoys monopoly power in all international first class and subsidiary theatrical markets because of its ability to control the distribution of that production in those markets.

In addition to the premier markets of Broadway and London's West End, first class licensing occurs world-wide in other mid-market centers, like Chicago, Los Angeles, Toronto, Tokyo, Hong Kong, etc. Theatrical licensing is a well-established international business with substantial revenue streams. First class licensing also encompasses the road shows of first class productions that come into regional centers on tour. The production revenues from first class shows in North America currently exceed $1 billion U.S. dollars per annum. Licensors would receive royalties on a weekly basis from these first class productions.

First Class Licensing is a unique business in that once a company has the international licensing rights to a theatrical musical the world wide market is available. A First Class license obtains its demand from a showcase of the production on the stages in London England West-End theatre district as well as in New York on the Broadway Stage. Once a production plays in one or both of these two international cities Producers from cities world wide view the production. If they feel the production can run in their particular market they enter into a license agreement with the corporation who holds the First Class Licensing Rights. If a show becomes has a good reception in London it will usually transfer to Broadway. Examples of such transfers are the Musicals "Cats" "Phantom Of The Opera",
and Les Miserables. These modern era popular musicals continue to be licensed in First Class Markets throughout the world.

Traditionally the International Licensing Market is informed of a new production by way of a large full page add in the Legit section of the entertainment weekly called "Variety". Most of the Producers who license West-End and Broadway musicals are aware of the show long before it opens in those markets. This is due to the fact that a musical takes many years to develop and would have had a major theatrical work shop prior to being staged as a full fledge production. Other than Variety another source of information is "The Hollywood Reporter". Producers in the entertainment industry read both the trade papers to keep up on what is happening in the industry. A production can be licensed even though it may have a short run in London or New York. Some of the more popular modern era musicals have grossed billions of dollars.

As an example the Really Usefull Group that licenses the rights to Cats states on their web site some interesting facts on some of the musicals they hold First Class Licensing rights to. They state that Cats is the world's longest-running musical opening
at the New London Theatre on 11 May 1981 where it played almost 9000 performances.

In London the show grossed over £136 million and was seen by over eight million people. Worldwide CATS has so far grossed in excess of $2 billion and been seen by over 50 million people. CATS has been performed in 11 different languages in over 300 cities in 26 countries.

In regards to Phantom they state; The most successful stage musical of all time, THE PHANTOM OF THE OPERA has worldwide ticket sales exceeding $3.2 billion (far surpassing the highest-grossing film of all time, Titanic, which has grossed $1.9 billion worldwide). The winner of seven Tony Awards, including Best Musical, the New York production has been seen by over 9.5 million people.

Worldwide, PHANTOM has been seen by over 100 million people. Now in its Sixteenth Year, THE PHANTOM OF THE OPERA is the longest-running production currently playing on Broadway. Last October, it became the third longest-running production in Broadway history when it surpassed the 6,137-performance run of A Chorus Line. Still ahead: Les Misérables (#2, now closed after 6,680 performances) and Cats (#1, also closed after 7,485 performances).
According to Cameron Mackintosh who is the producer and licensor of the musical "Les Miserables" it has been licensed worldwide. Seen by over 50 million people worldwide in 38 countries and in 21 languages, "LES MISERABLES" is one of the world's most popular musicals. There have been 31 cast recordings of "LES MISERABLES", including the multi-platinum London cast recording and the Grammy Award-winning Broadway cast and complete symphonic albums. The video of the 10th Anniversary Royal Albert Hall Gala Concert has sold well over one million copies worldwide, making it one of the best-selling musical videos ever in the UK. "LES MISERABLES" has recently opened triumphantly at Theater Des Westerns, Berlin. It is also playing in Bonn, Chemnitz, Mexico City, Detmold, Prague, and continues to tour America. It will open later this year

in Denmark and Japan, where it was performed for the first time over 16 years ago. By the end of 2004 there will be over 800 productions of the Les Miserables School's Edition scheduled or being performed by over 100,000 school children in the U.S and U.K, making it the most successful school edition of a Musical ever.

"LES MISERABLES" became the first full-scale Western musical to play in China in the English language when it opened for a limited run at the Shanghai Grand Theatre in June 2002, where it sold out to a rapturous reception. Plans are well advanced for a Chinese language production of Les Miserables to be produced in a specially built theatre in 2005/2006.

SUBSIDIARY LICESES

Additional licensing opportunities exist in the "subsidiary markets", which include off-Broadway, regional theatres, small "bus and truck" tours, amateur or community theatres, summer stock, high schools, colleges, and universities.

In North America alone there are over 40,000 educational institutions, many of which produce at least one play or musical annually. There are also over 1,000 professional regional theatres that are not first class venues, such as the Goodman Theatre in Chicago, which each produce an annual subscription series typically ranging from three to six productions. There are also thousands of community and other local theatre groups. The process through which subsidiary licenses are obtained and the productions staged is generally the same as for first class productions, except that these productions typically are not produced to the scale of a first class production. Due to the enormity of the subsidiary market, a musical generates substantial licensing royalties for many years.

Other theatrical licensing companies are Rodgers and Hammerstein Musical Library, Samuel French, Tams Widmark, and Music Theater International. These companies are not developers of new theatrical musicals. They license old musicals and act as agents for the writers of the works and represent them in the subsidiary markets alone. They license the property, rent the scores, collect the money and take on average a 10% agents fee. Alternatively, Entertainment Royalty Corporation will control all of the worldwide licensing rights, including first class markets as well as the subsidiaries, and obtain a much larger percentage of the worldwide gross licensing revenue.

Each producer in the subsidiary market who wishes to stage a performance of a work must negotiate for and obtain and obtain a license before proceeding. Under the most typical licensing arrangement, each such producer must pay a royalty fee to obtain the right to perform its proposed production. The cost of a subsidiary market license can range from $2,000 to over $150,000. An educational institution will usually be charged a flat fee royalty ranging from $200 - $1000 per performance. The rate selected is based on the seating capacity of the designated venue and the proposed cost of the tickets. Regional theatres are usually charged a fee based on an initial advance to the licensor and a percentage of the gross production revenue

HIGH DEFINITION AND PAY PER VIEW

With the introduction of High Definition (HDTV) and Digital TV the need for High Definition programming is now enormous. With the change of from Standard TV to Digital TV the US market alone will require hundreds of thousands of hours of HDTV television required annually. This creates a large opportunity for new On-Demand Big Event Pay Per View (PPV) HDTV content.

Currently, Pay-Per-View is available to approximately 57 million cable and satellite subscribers in the United States alone. Major satellite distributors include DIRECTV, Echostar and a growing number of international affiliates, which continue to increase the potential subscriber base for our pay-per-view events. Consistent with industry practices, we share the revenues with the cable systems and satellite providers and pay fees to the distributor and copyright holders. PPV television programming can be marketed worldwide to the consumer audience.

ROYALTIES AND THE LICENSING INDUSTRY

When Royalty Payments are made the resulting revenue stream is referred to as Licensing Revenue or Licensing Fees and Payments. . Collectively this industry is known as the Licensing Industry. A license is a contractual business relationship between a seller (licensor) who authorizes a buyer (licensee) to use the seller's patent, trademark, copyright, or any form of "intellectual property" for compensation. The licensing activity is used as a business function. After all of the parties have agreed, the final written record of the activity forms a legal document called a "license agreement." In simple terms, it serves as a special kind of contract, which has mutual benefit to both parties.

According to the International Licensing Industry Merchandisers Association also known as "LIMA", the licensing industry is global. This Association has approximately one thousand members around the world. LIMA estimates that Licensing Revenue has hit the $150 Billion annually. LIMA'S Statistical Study was conducted by researchers at Harvard Business School and Yale School Of Management.

Licensing Revenue is International in scope with LIMA estimating the market share as follows;

U.S./CANADA	65.0%
WESTERN EUROPE	22.0%
JAPAN	9.8%
AUSTRALIA/N. ZEALAND	1.3%
SOUTH/CENTRAL AMERICA	0.7%
SOUTHEAST ASIA	0.5%
OTHER	0.7%

In the United States Licensing Revenue is a $95 Billion Dollar a year business.

LIMA further segments the revenue into dollars paid out in Royalties and dollars paid out in Retail Licensing. As an example in 2001 Royalties in the United States were at the $5.5 Billion Dollar level.

Entertainment Royalty Corporation will focus on receiving Licensing Revenue from the Entertainment sector. According to LIMA Entertainment Licensing in the United States has 44% of the Licensing Market share.

Entertainment Licensing is well known in the Character Licensing side of the business. Companies such as Disney Consumer Products license characters like Mickey Mouse, and Winnie The Pooh. Warner Bros. Consumer Products license Characters like Looney Tunes, Scooby-Doo and Harry Potter. Other popular Entertainment Licensors are Marvel, Hit Entertainment, 4Kids Entertainment, United Media, and Mattel.

The vast Licensing Business also collects revenue from the licensing of such things as
Musical Performers, Credit Card Affinity Programs featuring Licensed Characters.

Toy Licensing is another sector. Licensing Revenue is also seen in what is known as
Corporate Brand Licensing. Automotive Brands have major licensing programs. The Food and Beverage business is involved in licensing its products. As an example Coca-Cola began a licensing program in order to enforce Trademark Rights and now generates about $1 Billion in Retail Sales. Health and Beauty Aids is another category involved in Licensing.

Corporate Licensing according to LIMA is broken down into the following categories with the following market share.

FOOD & BEVERAGES	31%
APPAREL	16%
ACCESSORIES	7%
GIFTS & NOVELTIES	6%
HOUSEWARES	6%
TOYS & GAMES	5%

Corporate Licensing will continue to grow for several reasons. It is a low-risk way to build Brand awareness. It promotes the core product, strengthens Trademark Rights and increases appeal to different groups worldwide.

Sports Licensing is another area generating Licensing Revenue. This sector according to LIMA generates over $14 Billion in Retail Sales and $707 Million in Royalty Revenues. In the Sports Licensing sector the US Leaders are as follows;

NATIONAL FOOTBALL LEAGUE (NFL)
MAJOR LEAGUE BASEBALL (MLB)

COLLEGIATE LICENSING CO. (CLC)
NATIONAL BASKETBALL ASSN (NBA)
NASCAR
NATIONAL HOCKEY LEAGUE (NHL)

Fashion is another sector that collects Licensing Revenue. This sector accounts for over $15 Billion in Retail Sales and another $911 million in Royalties.

Art Licensing also is generating revenue. This sector generates over $2 Billion in Retail Sales and $147 million in Royalties.

Entertainment Royalty Corporation will keep its primary focus on Entertainment related licenses but will also seek out other properties to license from the vast licensing sector. In carrying out its business strategy, the Company will continuously monitor existing licensed properties and pursue new licenses, where it believes such licenses fit with the Company's core business.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features.
Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.
Competition.

When the Company enters into a Licensing Agreement with the Rights Holders of a Property there will be no real Competition with Licensing that Property. In general the Competition for the Company could be from major entertainment companies that have substantially greater resources than the Company. Other competitors are the product development, merchandising, marketing and advertising departments of toy and other merchandise manufacturers and motion picture studios as well as independent advertising agencies, licensing companies and numerous individuals acting as licensing representatives. Many of these companies and individuals have substantially greater resources than the Company and represent properties, which have been commercially successful for longer periods than properties represented by the Company. The ultimate success of a new company in the licensing field will depend on its access to sources of properties to be licensed, its know-how in the negotiation and subsequent administration of licenses, and the markets acceptance of the property in question.

KEY POINTS

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.
N/A

(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

Not Applicable

(iv) The number of persons employed by the issuer, indicating the number employed full time.

2

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.

The company does not have any environmental concerns

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry, which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors), which have not received revenue from operations during each of

the three fiscal years immediately prior to the filing of the offering statement.

(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.

Event or Milestone

Expected manner of occurrence or method of achievement

Date or number of months after receipt of proceeds when should be accomplished

Acquire broadcast rights to Elephant Man and Media
Contract
6 months

Film High Definition Production of Elephant Man
Filming-Outsourced
9 months

Distribution of Elephant Man

In house and sub contract
12 months

Acquisition of High Definition of concert series of major recording artist

Contract
8 months

It is anticipated that if the maximum funds are raised the company will have sufficient cash reserves to operate for a minimum twelve month period.

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

Not applicable

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.

Item 7. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

Not Applicable

Instruction: What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 8. Directors, Executive Officers and Significant Employees

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

(1) directors; Stephan McKernan, C.E.O. Bernard Faibish, C.F.O.

(2) persons nominated to chosen to become directors; Not Applicable

(3) executive officers: Stephen McKernan, C.E.O. Bernard Faibish, C.F.O

(4) persons chosen to become executive officers; Not Applicable

(5) significant employees. 2

Instructions:

1. No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.

2. The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.

3. The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.

(b) Family relationships. State the nature of any family relationship between any director, executive officer, and person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

not applicable

Instruction: The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

Stephen F. McKernan; Stephen F. McKernan: President, CEO, Director

Mr. McKernan holds a Bachelor of Arts degree from the University of Waterloo. Mr. McKernan has been actively involved in the business of developing, writing and producing live theatre for over 15 years. Mr. McKernan has produced several theatrical productions in Toronto and across the United States, including from 1988 to 1989, productions of "Sleuth" starring Patrick Macnee, Stacy Keach and Maxwell Caulfield. Recruited by Broadcast Music International, Mr. McKernan was invited to become a member prestigious Lehman Engel Musical Theatre Workshops, with such students, including Edward Kleban (A Chorus Line), Alan Menken, Oscar-winning composer of Little Shop of Horrors, The Little Mermaid, Aladdin and Beauty and the Beast; Maury Yeston, Tony-winning writer of Titanic, Nine and Grand Hotel; Stephen Flaherty and Lynn Ahrens, partners in creating Ragtime, Once on This Island and Seussical; Carol Hall, best known for The Best Little Whore House in Texas; Michael-John LaChiusa composer of Hello Again, Marie Christine and The Wild Party; and Gerard Alessandrini, author of the acclaimed Forbidden Broadway series. Mr. McKernan worked with Lehman Engel Musical Theatre Workshops from 1977 to 1982.

Mr. McKernan has collaborated with individuals in the entertainment industry, including the Broadway director Marshall Mason, musical arranger Del Newman and Barry and Fran Weissler, producers of the musicals "Chicago", "Grease" and the Tony Award winner "Annie Get Your Gun". From 1989 to 1994, Mr. McKernan worked in New York and re-wrote the music and lyrics and workshopped "Lottery Madness" and "Medea The Contemporary Musical" ("Medea"). From 1995 to 1996, Mr. McKernan rewrote Medea with Marshall Mason. Since 1996, when he acquired the musical version of "The Elephant Man", Mr. McKernan has been work-shopping and preparing this musical for production. Mr. McKernan has experience in the copyright royalty business, having both paid and collected royalties for theatrical stage productions for several years.

Mr. McKernan was the founder and is the President and Chief Executive Officer of Royalty Entertainment Inc., a private company that developed and owns certain royalty rights to the Theatrical Stage Musicals; "Medea The Contemporary Musical" and "The Elephant Man"

Over the past five years Mr. McKernan has continued to develop theatrical musicals with the intent to move the musicals into the international licensing market place. He continued to serve as President and CEO of Royalty Entertainment, which he formed in 1996. In August 2000 he formed a capital pool company in the province of Alberta called Entertainment Royalties Inc. This company was formed with the intent to take Royalty Entertainment Inc. public by way of a reverse takeover.

Mr. McKernan is currently activity seeking licensing opportunities in the Theatrical Musical Industry as well as licensing opportunities in the Pay Per View market. He is currently in pre-production on a HDTV production of the musical "The Elephant Man". As well as his time spent preparing all of the documentation to take Entertainment Royalty Corporation, public in the US, he is putting all of the production elements together for "The Elephant Man."

Education (degrees, schools, and dates):

In 1973 Mr. McKernan graduated High School from St. Michaels College School, a private boys school located in Toronto Ontario Canada. During that time Mr. McKernan also studied jazz piano as well as orchestration and arranging with private teachers.

In 1976 he graduated with a BA Degree from The University Of Waterloo, located in Waterloo Ontario, Canada, located just outside of the greater Toronto Area.

From 1977 until 1982 he did post graduate studies at The Royal Conservatory Of Music located in Toronto Ontario Canada. He studied Classical Music Composition and Electronic Music. During that period he also studied classical piano with concert pianist Mr. Harold Heap of Toronto.

During his final year of University Mr McKernan was invited by Broadcast Music International (BMI) to become a member of the Lehman Engel Musical Theatre Workshops. This is a specialized work-shop in the creation and structure of theatrical stage musicals. Mr. McKernan studied with Mr. Lehman Engel from 1977 until 1982.

Bernard Faibish CMA

Mr. Faibish is a Certified Management Accountant having obtained his degree from The Society of Management Accountants of Ontario in 1976. He has been in private practice for over 25 years with his breadth of business disciplines in Management Accounting, Corporate Finance, Strategic Management, Corporate and Individual Taxation, Management Consulting, and Mergers and Acquisitions.

His clients consist of private small and medium businesses, high net worth individuals, partnerships both limited and general, sole proprietorship and entrepreneurs. His practice has a high degree of taxation work both Federal and Provincial. He represents clients both personal and corporate before the Tax Court of Canada and has appeared before the CCRA (Canada Customs and Revenue Agency) on many occasions appealing various rulings set out by CCRA.

Other duties Mr. Faibish has performed over the last five years for his clients include, company purchases and sales, corporate reorganizations and restructuring strategies, management strategy, consulting on capital raising of both debt and equity, management buy-outs and buy-ins, and overall effective corporate and individual financial decision making.

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

Not Applicable

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

Not Applicable

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Not Applicable

Item 9. Remuneration of Directors and Officers

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Name of individual or identify of group
Capacities in remuneration was received
Aggregate remuneration

Not applicable- no remuneration was paid to any officer or director in the last fiscal year.

Instructions:

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

It is contemplated that the company shall pay its officers remunerations based on the following based on annual employment contracts:

CEO $180,000 per annum

CFO $120,000 per annum

Item 10. Security Ownership of Management and Certain Security holders

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1) Each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director;

Name	Class of Security	Number of Shares owned
Stephen McKernan CEO	Common Stock	NIL
Bernard Faibish CFO	Common Stock	200,000

(2) all officers and directors as a group;

219,950,000 Shares of Common stock are controlled by officers and directors as a group.

(3) each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

(1)

Title
of
Class

(2)

Name and
address
of owner

(3)

Amount
owned before
the offering

(4)

Amount
owned after
the offering

			(5) Percent of Class
Common Stock	Le Fete Inc.	219,950,000	85.86%

Instruction: Column (4) need not be responded to if the information would be the same as that appearing under column (3).

(b) If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

Not applicable

(c) Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

Not applicable

(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

Not applicable

Name of holder

Title and amount securities called for by options, warrants or rights

Exercise price

Date of exercise

Instruction: Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.

(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

Not applicable

Item 11. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

(1) Any director or officer of the issuer; None

(2) Any nominee for election as a director; None

(3) Any principal security holder named in answer to Item 10(a);

None

(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer;

Not applicable

(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

Not applicable

Instructions:

1. No information need be given in answer to this item as to any transaction where:

   (a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;

   (b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

   (c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or

   (d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions. A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:

   (a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;

   (b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or

(c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3. Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

4. Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm, which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller.

6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

(1) Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

Common Stock with no dividends, cumulative voting rights, no liquidation, preemptive, conversion or redemption rights.

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

Not applicable

(b) If debt securities are being offered, outline briefly the following:

Not applicable

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

Not applicable

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

Not applicable

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

Not applicable

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions.

Not applicable

Instruction: In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

Not applicable

(1) the amount of securities called for by such warrants, convertible securities or rights;

Not applicable

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

Not applicable

(3) the amounts of warrants, convertible securities or rights outstanding; and

Not applicable

(4) any other material terms of such securities.

Not applicable

(d) In the case of any other kind of securities, appropriate information of a comparable character.

Not applicable

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) **Pro Forma Financial Information.**

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments

corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

Not applicable

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

________Not Applicable_________
(Underwriter)

By

____

Date
____/____/____

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under

the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Exhibits.

1. Entertainment Royalty Articles and By-Laws.
2. ERC Opinion of Legal Counsel
3. ERC Auditors Consent
4. ERC Purchase agreement

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _____Toronto_____, State of __Ontario___, on __October 21_ , 2004 .

(Issuer) _______Entertainment Royalties Corporation Inc.___________________________

By: _/s/ Stephen McKernan__

Stephen McKernan, Director and CEO

By: _/s/ Bernard Faibish______________________

Bernard Faibish, Director and CFO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ___/s/ Nora McKernan____

(Title) ____Witness____

(Selling security holder) __Entertainment Royalty Corporation Inc.________________

(Date) ___October 21, 2004____

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

FAX COVER PAGE

TO: S unit 4K - 352-1720 ~~352-1720~~

FROM: STEPHEN MCKERNAN

DATE: Sept. 28 /04

NUMBER OF PAGES INCLUDING COVER: 3

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ENTERTAINMENT ROYALTY CORPORATION INC.** did on **August 30, 2004,** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Las Vegas, Nevada, on **August 30, 2004.**

DEAN HELLER
Secretary of State

By

Certification Clerk

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

FILED # C23311-04

AUG 3 0 2004

IN THE OFFICE OF
Dean Heller
DEAN HELLER SECRETARY OF STATE

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Entertainment Royalty Corporation Inc.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	EastBiz.com, Inc Name 4535 West Sahara Avenue #217 — Las Vegas — NEVADA 89102 Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: 1,000,000,000 — Par value: $ 0.001 — Number of shares without par value:
4. **Names & Addresses of Board of Directors/Trustees:** (attach additional page if there is more than 3 directors/trustees)	1. Stephen McKernan Name 13284 Bathurst Street — King City — Ontario — L7B 1K5 Street Address — City — State — Zip Code 2. Name Street Address — City — State — Zip Code 3 Name Street Address — City — State — Zip Code
5. **Purpose:** (optional-see instructions)	The purpose of this Corporation shall be:
6. **Names, Address and Signature of Incorporator.** (attach additional page if there is more than 1 incorporator)	Sheilah King — [signature] Name — Signature 4535 West Sahara Avenue #217 — Las Vegas — Nevada — 89102 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent.**	I hereby accept appointment as Resident Agent for the above named corporation. [signature] — 8/30/04 Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule

Exhibit 11

Opinion of Counsel Re Issuance of Shares

Law Offices of Glenn P. Hannemann
24 Brena
Irvine, California 92620
714 544-1912
714 544-0218 fax

October 28, 2004

Board of Directors
Entertainment Royalty Corporation, Inc
410 Park Avenue, Suite 1530
New York, New York 10022

Re: Issuance of Shares

Gentlemen:

Our firm has acted as counsel to Entertainment Royalty Corporation, Inc., a Nevada corporation ("Company"), in connection with offering of up to 8,325,000 shares of its common stock ("Shares") pursuant to the exemption offered by Regulation A (17CFR 230.251) as prepared on a Form 1A Offering Statement dated October 28, 2004 (the "Statement"). You have requested our opinion as set forth below, to be effective upon closing of the offering described in the Statement.

In rendering such opinion, we have examined such documents and have made such examination of law as we have deemed relevant and copies of the following documents which we assume comport to the originals thereof.

1. Articles of Incorporation of the Company and all amendments thereto.
2. Bylaws of the Company and all amendments thereto.
3. The Statement and all exhibits thereto.

Based upon the above, it is our opinion that, provided that the Shares are sold in accordance with the Statement and any related Fund Escrow agreement, upon their issuance, as a matter of applicable law the Shares will be the fully paid validly and legally issued and non-assessable common stock of the Company.

This opinion may be filed in connection with the Statement but for no other purposes.

Very truly yours,

/s/ Glenn P. Hannemann

Glenn P. Hannemann

GPH/dhh

September 13, 2004

Board of Directors
ENTERTAINMENT ROYALTY CORPORATION INC.
20 Bay Street, Suite 1205
Toronto, Ontario
M5J 2N8

Dear Sirs:

This letter is to constitute our consent to include the audit report of **ENTERTAINMENT ROYALTY CORPORATION INC.**. as of August 31, 2004 in the Registration Statement filed on Form 1-A contemporaneously herewith and subject to any required amendments thereto.

Yours very truly,

/s/ DANZIGER & HOCHMAN

Gary Cilevitz, C.A.
Danziger & Hochman

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this "Agreement"), dated as of

August 31, 2004, is made and entered into by and among Entertainment Royalty Corporation Inc., a Nevada corporation, ("Purchaser"),

And

Entertainment Royalty Corporation Inc., a Turks and Caicos Corporation, (the "Company"),

And

the Persons set forth on Schedule "A" hereto (each a "Shareholder" and collectively, the "Shareholders").

WHEREAS, each Shareholder, as indicated on Schedule "A", is either a holder of record (a "Record Holder"), a beneficial owner (a "Beneficial Owner") or both a Record Holder and a Beneficial Owner of the number of Common Shares of the Company set forth opposite such Shareholder's name on Schedule "A", which together constitute all issued and outstanding capital shares of the Company (such Common Shares being referred to herein, collectively, as the "Shares"); and

WHEREAS, the Shareholders desire to sell, and Purchaser desires to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement;

The Boards of Directors of each of the Purchaser and Company believe it is in the best interests of each company and their respective stockholders that Purchaser acquire the Company, as a wholly owned subsidiary, (the Acquisition). The Acquisition will be a non-arm's length transaction, as Stephen F. McKernan is Chairman and Chief Executive Officer of the Purchaser and Chairman and Chief Executive Officer of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SALE OF SHARES AND CLOSING

1.01. Sale and Purchase of Shares. At the Closing, subject to the terms and conditions herein and in reliance on the representations and warranties of Purchaser contained herein, and in the manner herein provided, each Shareholder shall sell and deliver to the Purchaser all of the Shares of the Company owned beneficially or of record by such Shareholder as set forth in Schedule "A" and subject to the terms and conditions herein and in reliance on the representations and warranties of the Shareholders contained herein, Purchaser shall purchase such Shares from each such Shareholder on the terms and conditions set forth herein.

1.02. Purchase Price and Consideration. In consideration of the sale, conveyance, transfer and delivery of the Shares and all the right, title and interest therein, Purchaser agrees to pay the Shareholders;
Common Stock of the Purchaser in a ratio of 1:1 shares of common stock of the Purchaser (each share having a par value of $0.001 per share), the "Purchase Price" and "Consideration", for each outstanding common share of the Company stock of the Shareholders.

1.03. Closing. The Closing will take place at the offices of Entertainment Royalty Corporation Inc. 20 Bay Street, Suite 1205 in Toronto Ontario, Canada, at 4:00 P.M. local time, on the Closing Date of August 31, 2004. At the Closing, the Shareholders will assign and transfer to Purchaser good and valid title in and to the Shares, free and clear of all Liens, by delivering to Purchaser the certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite share transfer tax stamps, if any, attached. Stock Certificates: At the Closing, each Shareholder shall deliver or cause to be delivered to Purchaser, stock certificates representing the Common Shares set forth opposite such Shareholders name on Schedule "A".

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY, COMPANY SHAREHOLDERS AND PURCHASER

The Company, and each Shareholder, jointly and severally, represents and warrants to Purchaser as set forth below as of the date of this Agreement and as of the Closing Date,

2.01. Authority. The execution and delivery of this Agreement and the Agreements to which the Company is a party, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors and the shareholders of the Company, no other corporate action on the part of the Company or its shareholders being necessary. This Agreement has been duly and validly executed and delivered by the Company and constitutes, and upon the execution and delivery by the Company of the Agreements to which it is a party, such Agreements will constitute, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms. The Chairman and Chief Executive Officer of the Company shall sign this Agreement of behalf of the Company and all the Shareholders.

2.02. Organization of the Company. The Company is a corporation duly organized, validity existing and in good standing under the laws of the The Turks and Caicos Islands. The Company has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and license its Assets and Properties. The name of each director and officer of the Company on the date hereof, and the position held by each, are listed in Schedule "B" The Company has, prior to the execution of this Agreement, delivered to Purchaser true and complete copies of the articles of incorporation of the Company as in effect on the date hereof.

2.03. Share Capital. The authorized share capital of the Company consists of an unlimited number of Common Shares, of which 247,834,000 Common Shares are issued and outstanding, as of the date of July 31, 2004, and prior to this Agreement. The delivery of a certificate or certificates at the Closing representing the Shares in the manner provided in Section 1.03 will transfer to Purchaser good and valid title to the Shares, free and clear of all Liens.

2.04 Non-Contravention. Neither the execution and delivery by such Company Shareholder of this Agreement nor the consummation by such Company Shareholder of the transactions contemplated hereby conflict with, or result in any breach of, constitute a default under, permit the termination of, or result in the acceleration of any indebtedness under, any agreement, contract, lease, promissory note, indenture, covenant or other arrangement to which such Company Shareholder is a party or by which such Company Shareholder is, or such Company Shareholder's assets are, bound.

2.05. Financial Statements. Prior to the execution of this Agreement, the Company has delivered to Purchaser true and complete copies of the following financial statements:

(a) the audited balance sheets of the Company as of May 31, 2003, and May 31, 2004, and the related audited consolidated statements of operations, shareholders' equity and cash flows for each of the fiscal years then ended, together with a true and correct copy of the report on such audited information by the Auditor, and all letters from such Auditor with respect to the results of such audits, and , and an unaudited financial statement as of August 31, 2004.

All such financial statements were prepared in accordance with GAAP and fairly present the consolidated financial condition and results of operations of the Company and as of the respective dates thereof and for the respective periods covered thereby.

2.06. Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of the Company threatened against, relating to or affecting the Company or any of their respective Assets and Properties which (i) could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any or otherwise result in a material diminution of the benefits contemplated by this Agreement to Purchaser, or (ii) if determined adversely to the Company could reasonably be expected to result in (A) any injunction or other equitable relief against the Company that would interfere in any material respect with its business or operations or (B) Losses by the Company with Losses in respect of other such Actions or Proceedings, exceeding US$100,000;

(b) there are no facts or circumstances known to the Company that could reasonably be expected to give rise to any Action or Proceeding that would be required to be disclosed pursuant to clause (a) above; and

(c) there are no Orders outstanding against the Company.

Prior to the execution of this Agreement, the Company has delivered to Purchaser all responses requested for the Company.

2.07. Compliance With Laws and Orders. The Company has not at any time within the last two years been, or has received any notice that it is or has at any time within the last two years been, in violation of or in default under, in any material respect, any Law or Order applicable to the Company or any of its respective Assets and Properties.

3.01 Representations and Warranties of Purchaser. Purchaser represents and warrants to each Shareholder as follows:

(a) Organization and Standing. Purchaser (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, (ii) has the full and unrestricted corporate power and corporate authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and (iii) has the full and unrestricted corporate power and authority to own, operate and lease its properties and to carry on its business.

(b) Authorization. The execution and delivery of this Agreement by

Purchaser, and the consummation by Purchaser of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate or other action on the part of Purchaser.

(c) Binding Obligation. This Agreement has been duly executed and delivered by Purchaser and constitutes Purchaser's legal, valid and binding obligation, enforceable against Purchaser in accordance with and subject to its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

(d) Non-Contravention. Neither the execution and delivery by Purchaser of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby conflict with, or result in any breach of, constitute a default under, permit the termination of, or result in the acceleration of any indebtedness under, any agreement, contract, lease, promissory note, indenture, covenant or other arrangement to which Purchaser is a party or by which it is, or its assets are, bound.

COVENANTS

4.1 Conduct of Company Business. From and after the date hereof, no Shareholder shall take any action, the result of which would be to cause the Company to conduct its business other than in the ordinary course consistent with past practice.

4.2 Additional Actions and Documents. Each of the parties hereby agrees to take or cause to be taken such further actions and to execute, deliver and file or cause to be executed, delivered and filed, such further documents as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

CONDITIONS TO CLOSING

5.1 Conditions to the Obligations of Purchaser. The obligations of Purchaser under this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties made by each of the Shareholders in this Agreement shall be true and correct when made, and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date.

(b) Each Shareholder shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by it or him or all one or more Shareholders collectively prior to the Closing Date.

(c) No action or proceeding by or before any governmental authority shall have been instituted or threatened (and not subsequently settled, dismissed or otherwise terminated) which is reasonably expected to restrain, prohibit or invalidate the transactions contemplated by this Agreement other than an action or proceeding instituted or threatened by Purchaser.

5.2 Conditions to the Obligations of each Shareholder. The obligations of each Shareholder under this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties made by Purchaser in this Agreement shall be true and correct when made, and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date.

(b) Purchaser shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to the Closing Date.

(c) No action or proceeding by or before any governmental authority shall have been instituted or threatened (and not subsequently settled, dismissed or otherwise terminated) which is reasonably expected to restrain, prohibit or invalidate the transactions contemplated by this Agreement other than an action or proceeding instituted or threatened by one or more of the Company or one or more Shareholders.

TERMINATION

6.1 Events of Termination. (a) This Agreement may be terminated at any time before the Closing Date under any one or more of the following circumstances:

(i) by the mutual written consent of all of the parties hereto;

(ii) by Purchaser, if any Shareholder shall have breached, or failed to comply with, in any material respect any of its or his respective obligations under this Agreement or any representation or warranty made by it or him shall have been incorrect when made or shall have since ceased to be true and correct;

(iii) by the Shareholders, if Purchaser shall have breached, or failed to comply with, in any material respect any of its obligations under this Agreement or any representation or warranty made by Purchaser shall have been incorrect when made or shall have since ceased to be true and correct; or

(iv) by Purchaser or the Shareholders, if any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any governmental or regulatory authority preventing or prohibiting consummation of the transactions contemplated hereby shall have become final and non-appealable.

6.2 Effect of Termination. In the event this Agreement is terminated as provided in this Article 6, this Agreement shall forthwith become wholly void and of no effect, and the parties shall be released from all future obligations hereunder, except that the provisions of Section 7.4 (Governing Law) shall survive the termination of this Agreement; provided, however, that nothing herein shall relieve any party for any material breach of any of its or his representations, warranties, covenants or agreements under this Agreement.

MISCELLANEOUS

7.1 Descriptive Headings. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

7.2 Counterparts. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute one and the same instrument.

7.3 Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and (ii) shall not be assigned by any party hereto by operation of law or otherwise, without the prior written consent of each other party hereto; provided, however, that Purchaser may assign this Agreement without consent of the Shareholders to any affiliate of Purchaser.

7.4 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

7.5 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

7.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

7.7 Amendment; Waivers. This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed by each of the parties hereto. No delay or failure on the part of any party hereto in exercising any right, power or privilege under this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence thereto. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right, power or privilege, or the exercise of any other right, power or privilege. No waiver shall be valid against any party hereto, unless made in writing and signed by the party against whom enforcement of such waiver is sought, and then only to the extent expressly specified therein.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

Entertainment Royalty Corporation Inc., (the Nevada Corporation), ("Purchaser")

By: Stephen F. McKernan: ______________________________
Chairman Of The Board and Chief Executive Officer

and

Entertainment Royalty Corporation Inc., (the Turks and Caicos Corporation), (the "Company),

By: Stephen F. McKernan: ______________________________
Chairman and Chief Executive Officer

and

the Persons set forth on Schedule "A" hereto (each a "Shareholder" and collectively, the "Shareholders").

Shareholders:

By: Stephen F. McKernan: ______________________________
Chairman and Chief Executive Officer

SCHEDULE "A"

Name of Shareholder	Number of Voting Shares
Le Fete Inc.	219,950,000
Deutsche Suisse Financial Services Inc.	425,000
Bernard Faibish	200,000
George Zanette	50,000
Royalty Entertainment Inc.	27,000,000
Sebastian Zeppieri	20,000
Bernardo Paritti	50,000
Napl Corporation	20,000
Sebastian Zeppieri	9,000
2016826 Ontario Limited:	100,000
Albert Bozzo	10,000
Total Number of Common Shares Issued	**247,834,000**

SCHEDULE "B"

Stephen F. McKernan	Chairman Of the Board and Chief Executive Officer
Bernard Faibish	Chief Financial Officer

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _____Toronto_____, Province of __Ontario___, on October 21 , 2004 .

(Issuer) _______Entertainment Royalties Corporation Inc.________________________

By: [signature]

Stephen McKernan, Director and CEO

By: [signature]

Bernard Faibish, Director and CFO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Nora McKernan

(Title) WITNESS

(Selling security holder) ENTERTAINMENT ROYALTY CORPORATION INC.

(Date) Oct 21, 2004

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.